DREMAN VALUE MANAGEMENT, LLC

777 South Flagler Drive

Suite 800 – West Tower

West Palm Beach, FL 33401

Letter Agreement

December 16, 2011

To:	Dreman Contrarian Funds
2960 N. Meridian St., Suite 200
Indianapolis, Indiana 46208

Re: Dreman High Opportunity Fund

Dear Sirs:

You have engaged us to act as the investment adviser to the Dreman High Opportunity Fund (the “Fund”) pursuant to an Investment Advisory Agreement approved by the Board of Trustees.

Effective as of February 29, 2012 we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary so that the Fund’s total annual operating expenses excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); any 12b-1 fees, taxes; extraordinary expenses; and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest); do not exceed 0.70% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of February 28, 2013, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitation.

Very truly yours,

DREMAN VALUE MANAGEMENT, LLC

By:	/s/ Robert A. Loverro

Name:	Robert A. Loverro
Title:	VP Finance

Acceptance

The foregoing Agreement is hereby accepted.

DREMAN CONTRARIAN FUNDS

By:	/s/ Robert Silva
Robert Silva, Chief Financial Officer